SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*


                                Imperial Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    452556-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Phillip M. Bardack
                             16633 Ventura Boulevard
                                    Suite 510
                                Encino, CA 91436
                                 (818) 784-3552
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 9, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 452556-10-3                                    Page 2 of 9 Pages
---------------------                                   -----------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Graziadio Family Trust
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        95-6556063
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        California, U.S.A.

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                3,015,134
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 3,015,134
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   3,015,134

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                3,015,134

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,015,134

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          00

--------------------------------------------------------------------------------

CUSIP No. 452556-10-3                                   Page 3 of 9 Pages
-------------------                                     -----------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Philip M. Bardack
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                3,606
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 3,015,134
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   3,606

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                3,015,134

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,018,740

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN

--------------------------------------------------------------------------------

CUSIP No. 452556-10-3                                   Page 4 of 9 Pages
---------------------                                   -----------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Stevan R. Calvillo
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                18,650
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 3,015,134
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   18,650

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                3,015,134

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,033,784

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN

--------------------------------------------------------------------------------

CUSIP No. 452556-10-3                                   Page 5 of 9 Pages
---------------------                                   -----------------



--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        William R. Lang
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|_| (b)|X|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        00

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                0
      NUMBER OF
        SHARES          --------------------------------------------------------
     BENEFICIALLY       8       SHARED VOTING POWER
       OWNED BY                 3,015,134
         EACH
      REPORTING         --------------------------------------------------------
        PERSON          9       SOLE DISPOSITIVE POWER
         WITH                   0

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                3,015,134

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,015,134

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN

--------------------------------------------------------------------------------

INTRODUCTION

      This Amendment No. 2 relates to the Schedule 13D filed on behalf of the Graziadio Family Trust (the "Trust") with the Securities and Exchange Commission on April 2, 1981, and Amendment No. 1 thereto filed on behalf of the Trust and Phillip M. Bardack, Lee Harrington and Robert C. Muehlenbeck, as Trustees, on March 23, 1988. Items 2 through 5 of the Schedule 13D and Amendment No. 1 are amended and supplemented as follows:

ITEM 2.           IDENTITY AND BACKGROUND.

            (a) This filing is made by Phillip M. Bardack, Stevan R. Calvillo and William R. Lang, as the current Trustees of the Trust (collectively the "Trustees"). This filing is not an acknowledgment that the Trustees individually or collectively possess beneficial ownership of the Imperial Bancorp Common Stock (the "Stock") owned by the Trust. The Trustees, as individuals specifically disclaim beneficial ownership of the Stock held by the Trust.

            (b) Communications regarding the Trust and the Trustees should be addressed to:

                         c/o Phillip M. Bardack, Trustee
                         16633 Ventura Blvd., Suite 510
                         Encino, California 91436-1807
                         Tel: (818) 990-1125
                         Fax: (818) 784-3552

The addresses of the individuals (Trustees) are as follows:

                         Phillip M. Bardack, C.P.A.
                         16633 Ventura Blvd., Suite 510
                         Encino, California 91436-1807

                         Stevan R. Calvillo
                         Calvillo & Rendon LLP, Lawyers
                         200 Oceangate, Suite 430
                         Long Beach, CA 90802-4327

                         William R. Lang, C.P.A.
                         Balser, Horowitz, Frank & Wakeling,
                         An Accountancy Corporation
                         3000 West McArthur Blvd., Suite 600
                         Santa Ana, CA 92704

          (c) The filing individuals make this filing solely in their capacities as Trustees of the Trust, the direct beneficiaries of which are parties


                                     6 of 9
               unrelated to the Trustees. The Trustees have not formed a group or other organization with regard to ownership of the Stock. See
               Item 2(a) above.

          (d)  No such convictions.

          (e)  No such proceedings.

          (f) The filing individuals are citizens of the United States. The Trust was formed under the laws of the State of California.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Trust has purchased an additional 809,350 shares of the Stock. Funds used for these purchases were borrowed on margin from the Trust's brokerage account.

            From time to time the Trust has purchased shares of the Stock in the open market through broker-dealers and intends to sell from time to time as market conditions warrant. Funds used for these purchases were working capital of the Trust. The purchases on margin were made pursuant to the broker-dealer standard forms, terms and conditions.

ITEM 4.           PURPOSE OF TRANSACTION.

            The acquisition of the shares reported hereby was made for the purpose of enhancing the Trust investment portfolio. From time to time, the Trust has purchased in the open market or otherwise and may, from time to time purchase or sell shares of the Stock. However, the reporting persons have no current plans or proposals which would relate to or result in any of the actions enumerated at
            Item 4 of Schedule 13D.

            The undersigned make this filing in recognition of their shared voting and dispositive power with respect to the shares held by the Trust. Except as to actions taken by them jointly with respect to Imperial Bancorp's securities on behalf of the Trust, each of the undersigned expressly disclaims membership in and existence of a group. The undersigned, and each of them, disclaim beneficial ownership of all shares held by the Trust.


                                     7 of 9

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

            (a) The persons named in Item 2 are beneficial owners of the outstanding stock as follows:


                              Aggregate Number of Shares
           Name                   Beneficially Owned             Percentage
           ----                   ------------------             ----------

Graziadio Family Trust                 3,015,134                     7.3%
Phillip M. Bardack                     3,018,740                     7.3%
Stevan R. Calvillo                     3,033,784                     7.3%
William R. Lang                        3,015,134                     7.3%


            The shares beneficially owned by Mr. Calvillo exclude approximately 300,000 shares beneficially owned by Mr. Calvillo's wife.


             (b)


                      GRAZIADIO
                       FAMILY      PHILLIP M.      STEVAN R.
                        TRUST       BARDACK        CALVILLO     WILLIAM R. LANG
                        -----       -------        --------     ---------------

SOLE POWER TO VOTE/
DIRECT VOTE           3,015,134         3,606         18,650               0

SHARED POWER TO
VOTE/ DIRECT VOTE     3,015,134     3,015,134      3,015,134       3,015,134

SOLE POWER TO
DISPOSE/DIRECT
DISPOSITION           3,015,134         3,606         18,650               0

SHARED POWER TO
DISPOSE/DIRECT
DISPOSITION           3,015,134     3,015,134      3,015,134       3,015,134

            (c) During the last 60 days, the Trust acquired beneficial ownership of 908,350 shares of Imperial Bancorp. During this time the Trust purchased shares of the Stock in the open market through a broker-dealer as follows (price excluding commissions):

                          Date            Shares Purchased   Price Per Share
                          ----            ----------------   ---------------

                  November   8, 1999         200,000              $24
                  November   9, 1999         221,100              $24
                  November   9, 1999           5,000              $24 11/16
                  November   9, 1999           4,000              $23 13/16
                  November   9, 1999             100              $24 5/8
                  November  12, 1999          98,000              $25
                  November  12, 1999           1,000              $24 3/4
                  November  12, 1999           1,000              $24 11/16
                  November  17, 1999           3,100              $26
                  November  18, 1999          25,000              $26
                  November  18, 1999           1,500              $25 5/8
                  November  18, 1999          23,500              $25 3/4
                  November  23, 1999           2,000              $23 1/2
                  November  23, 1999           6,250              $23 3/4
                  November  24, 1999           5,000              $24 1/4
                  November  24, 1999           5,000              $24 1/8
                  November  29, 1999           4,000              $23 3/8
                  November  29, 1999           5,000              $23 1/4
                  November  29, 1999           5,000              $23 1/4
                  December   1, 1999          10,000              $24
                  December   1, 1999             100              $23 7/8
                  December   3, 1999          20,000              $25 1/16
                  December  13, 1999           5,000              $21 1/2
                  December  13, 1999          10,000              $21 1/4
                  December  13, 1999          23,500              $21 9/16
                  December  13, 1999           1,500              $21 5/8
                  December  14, 1999           3,600              $21 5/8
                  December  14, 1999           1,000              $21 11/16
                  December  15, 1999           5,500              $22 11/16
                  December  15, 1999           1,500              $22 3/4
                  December  15, 1999           7,500              $22 13/16
                  December  15, 1999           5,000              $22 5/8
                  December  15, 1999           5,000              $23
                  December  16, 1999           2,900              $22 5/8
                  December  16, 1999          10,000              $22 15/16
                  December  17, 1999          25,000              $23 1/8
                  December  17, 1999          12,000              $23 5/8
                  December  17, 1999          25,000              $23
                  December  17, 1999           5,000              $23 1/4
                  December  17, 1999          14,700              $23 11/16
                                            --------              ---------

                 TOTAL                       809,350

                  Other than the above, none of the reporting persons individually has traded in the Company's stock during the relevant period preceding this filing or that acquisition.


                                     8 of 9

          (d) The Trust, as owner of all shares disclosed herein, will receive all dividends from and shall, at such time as the securities are sold, receive all proceeds from the sale of all shares of the issuer's stock held by it.

          (e)  Not applicable.


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  December 29, 1999


GRAZIADIO FAMILY TRUST



By:  /s/  Phillip M. Bardack
   ---------------------------
   Phillip M. Bardack, Trustee



By: /s/  Stevan R. Calvillo
   ---------------------------
   Stevan R. Calvillo, Trustee



By:  /s/  William R. Lang
   -------------------------
   William R. Lang, Trustee




                                       9 of 9